Exhibit 99.3

NuCana Reports First Quarter 2023 Financial Results and Provides Business Update

Multiple Important Data Readouts Remain on Track for 2023

Well Capitalized with Anticipated Cash Runway into 2025

Edinburgh, United Kingdom, May 17, 2023 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the first quarter ended March 31, 2023 and provided an update on its broad clinical development program with its transformative ProTide therapeutics.

As of March 31, 2023, NuCana had cash and cash equivalents of £31.0 million compared to £41.9 million at December 31, 2022. NuCana continues to advance its various clinical programs and reported a net loss of £7.9 million for the quarter ended March 31, 2023, as compared to a net loss of £8.4 million for the quarter ended March 31, 2022. Basic and diluted loss per share was £0.15 for the quarter ended March 31, 2023, as compared to £0.16 per share for the comparable quarter ended March 31, 2022.

“Building off of a productive 2022 and executing on a number of milestones that continued to demonstrate the potential of our ProTides, we entered 2023 with strong momentum,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “We continue to advance NUC-3373 and plan to provide data updates in 2023 from each of the three ongoing studies evaluating this ProTide, which we believe has the potential to replace 5-FU across multiple tumor types. These studies are: the Phase 2 portion of the NuTide:302 study evaluating NUC-3373 combined with leucovorin and either irinotecan (NUFIRI) or oxaliplatin (NUFOX) plus bevacizumab in patients with second-line colorectal cancer; the randomized Phase 2 NuTide:323 study of NUFIRI plus bevacizumab compared to the standard of care FOLFIRI plus bevacizumab in patients with second-line colorectal cancer; and the Phase 1b/2 NuTide:303 modular study of NUC-3373 both in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer.”

Mr. Griffith continued: “We recently presented data on NUC-7738 highlighting its multi-faceted mechanisms of action at the AACR 2023 Annual Meeting, which continues to support our clinical development strategy. NUC-7738 is based on a novel nucleoside analogue, 3’-deoxyadenosine, and is being evaluated in the Phase 2 part of the NuTide:701 study both as a monotherapy in patients with solid tumors and in combination with pembrolizumab in patients with melanoma. This study is progressing well and we anticipate sharing additional data later this year.”

Mr. Griffith concluded: “With numerous upcoming value-driving milestones and a cash runway expected to fund operations into 2025, we are well positioned and look forward to an exciting year as we advance our mission of developing safer and more effective treatment options for patients with cancer.”

2023 Anticipated Milestones

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2023, NuCana expects to:

•

Announce data from the Phase 2 (NuTide:302) study of NUC-3373 combined with irinotecan and bevacizumab (NUFIRI-bev) and in combination with oxaliplatin and bevacizumab (NUFOX-bev) in second-line patients with colorectal cancer;

•	Announce data from the randomized Phase 2 (NuTide:323) study of NUFIRI-bevacizumab versus the standard of care FOLFIRI-bevacizumab for the second-line treatment of patients with colorectal cancer; and

•

Announce data from the Phase 1b (NuTide:303) modular study of NUC-3373 in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer to identify additional indications for development.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2023, NuCana expects to:

•	Announce data from the Phase 1 part of the NuTide:701 study of NUC-7738 in patients with solid tumors; and

•	Announce data from the Phase 2 part of the NuTide:701 study of NUC-7738 both as monotherapy in patients with solid tumors and in combination with pembrolizumab in patients with melanoma.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373, in combination with other agents, is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NuCana has also initiated a randomized Phase 2 study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, NuCana has initiated a Phase 1b/2 modular study of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on April 4, 2023, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
	2023	2022

	(in thousands, except per share data)
	£	£
Research and development expenses	(6,805)	(9,446)
Administrative expenses	(1,648)	(2,152)
Net foreign exchange (losses) gains	(695)	1,131

Operating loss	(9,148)	(10,467)
Finance income	287	31

Loss before tax	(8,861)	(10,436)
Income tax credit	994	2,033

Loss for the period	(7,867)	(8,403)

Basic and diluted loss per share	(0.15)	(0.16)

Unaudited Condensed Consolidated Statements of Financial Position as at

	March 31, 2023	December 31, 2022

	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,473	2,365
Property, plant and equipment	791	866
Deferred tax asset	107	103

	3,371	3,334
Current assets
Prepayments, accrued income and other receivables	4,368	3,957
Current income tax receivable	7,354	6,367
Other assets	2,658	2,684
Cash and cash equivalents	31,001	41,912

	45,381	54,920

Total assets	48,752	58,254

Equity and liabilities
Capital and reserves
Share capital and share premium	143,204	143,203
Other reserves	76,904	75,872
Accumulated deficit	(188,356)	(180,573)

Total equity attributable to equity holders of the Company	31,752	38,502

Non-current liabilities
Provisions	58	46
Lease liabilities	338	396

	396	442
Current liabilities
Trade payables	5,691	4,803
Payroll taxes and social security	166	162
Accrued expenditure	6,429	10,002
Lease liabilities	264	243
Provisions	4,054	4,100

	16,604	19,310
Total liabilities	17,000	19,752

Total equity and liabilities	48,752	58,254

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended March 31,
	2023	2022

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(7,867)	(8,403)
Adjustments for:
Income tax credit	(994)	(2,033)
Amortization and depreciation	143	197
Movement in provisions	(55)	—
Finance income	(287)	(32)
Interest expense on lease liabilities	8	3
Share-based payments	1,141	1,575
Net foreign exchange losses (gains)	726	(1,149)

	(7,185)	(9,842)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(463)	390
Increase in trade payables	888	870
Decrease in payroll taxes, social security and accrued expenditure	(3,575)	(38)

Movements in working capital	(3,150)	1,222

Cash used in operations	(10,335)	(8,620)

Net income tax received	—	—

Net cash used in operating activities	(10,335)	(8,620)

Cash flows from investing activities
Interest received	322	31
Payments for intangible assets	(159)	(166)

Net cash from (used in) investing activities	163	(135)

Cash flows from financing activities
Payments for lease liabilities	(42)	(75)
Proceeds from issue of share capital	1	1

Net cash used in financing activities	(41)	(74)

Net decrease in cash and cash equivalents	(10,213)	(8,829)
Cash and cash equivalents at beginning of period	41,912	60,264

Effect of exchange rate changes on cash and cash equivalents	(698)	1,126

Cash and cash equivalents at end of period	31,001	52,561

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com